UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*


                              US SEARCH.COM, INC.
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                               (Name of Issuer)


                        Common Shares, $.001 par value
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                        (Title of Class of Securities)


                                   903404101
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                                (CUSIP Number)


             Pequot Capital Management, Inc., 500 Nyala Farm Road
            Westport, CT 06880 Attn: Kevin E. O'Brien 203/429-2200
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 13, 2002
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                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903404101
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1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Pequot Capital Management, Inc.
   06-1524885
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2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                           (a)  |_|
                                                           (b)  |_|
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3. SEC USE ONLY
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4. SOURCE OF FUNDS (SEE INSTRUCTIONS)
   00
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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                     |_|

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

           CONNECTICUT
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                                     7.     SOLE VOTING POWER
    NUMBER OF                               55,037,924
     SHARES
   BENEFICIALLY                      ------------------------------------------
    OWNED BY                         8.     SHARED VOTING POWER
     EACH                                   None
  REPORTING
  PERSON WITH                        ------------------------------------------
                                     9.     SOLE DISPOSITIVE POWER
                                            55,037,924

                                     ------------------------------------------
                                     10.    SHARED DISPOSITIVE POWER
                                            None
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    55,037,924
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                  |_|

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    55.3%
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14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA
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


         This Amendment No. 5 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends Items 2, 3, 4, 5, 6 and 7 of the Statement on Schedule 13D filed by the Reporting Person on September 14, 2000, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 ("Amendment No. 4"), filed by the Reporting Person on October 12, 2000, June 12, 2001, January 3, 2002 and July 23, 2002, respectively (collectively, the "Statement"). This Amendment No. 5 relates to the Common Stock, $.001 par value (the "Shares"), of US SEARCH.com, Inc., a Delaware corporation (the "Company"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in Amendment No. 4.

Item 2. Identity and Background

         Item 2 of the Statement is amended and restated in its entirety as follows:

         This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts").

         The Reporting Person is the investment manager of, and exercises sole investment discretion over, Pequot Private Equity Fund II, L.P., a Delaware limited partnership (the "Fund"). Lawrence D. Lenihan, Jr., a managing director of the Reporting Person, is a director of the Company.

         The executive officers of the Reporting Person are Messrs. Arthur J. Samberg and Kevin E. O'Brien, the directors of the Reporting Person are Messrs. Samberg and O'Brien, and the controlling shareholder is Mr. Samberg (collectively, the "Executive Officers, Directors and Controlling Person"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Person is 500 Nyala Farm Road, Westport, CT 06880. Each of the Executive Officers, Directors and the Controlling Person are citizens of the United States.

         Neither the Reporting Person nor the Executive Officers, Directors and Controlling Person have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither the Reporting Person nor the Executive Officers, Directors and Controlling Person have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Statement is amended as follows:

         As of the date hereof, under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 55,037,924 Shares acquired in previously reported transactions and as described below. See Item 5(a).

         On August 5, 2002, the Company issued to the Reporting Person a warrant to purchase 52,275 Shares (the "Supplemental Warrant") in satisfaction of the Company's obligations under the registration rights agreement, dated as of December 20, 2001, between the Company and the Fund. Since July 18, 2002, 14,583 additional Shares attributable to the New Option (as defined in Amendment No. 4) are currently vested or will vest within 60 days of the date hereof in accordance with the terms of the New Option.

         As more fully described in Item 4 hereof, the Reporting Person and First American Corporation, a California corporation ("FACO"), have entered into the Voting Agreement (as such term is defined in Item 4) with respect to the Merger (as such term is described in Item 4). The Reporting Person entered into the Voting Agreement as a condition to, and to induce FACO to, enter into the Merger Agreement (as such term is defined in Item 4), and as such, no funds were expended by the Reporting Person in connection with the Voting Agreement.

Item 4.  Purpose of Transaction

         Item 4 of the Statement is amended by replacing the first paragraph with the following:

         The Company has entered into an Agreement and Plan of Merger, dated as of December 13, 2002 (the "Merger Agreement"), with FACO, First Advantage Corporation, a Delaware corporation and a wholly-owned subsidiary of FACO ("Parent"), and Stockholm Seven Merger Corp., a Delaware corporation ("Merger Sub"), pursuant to which, among other things, Merger Sub will merge with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Parent. As part of the transaction, at the effective time of the Merger, Parent will acquire several subsidiaries of FACO comprising its screening services business (the Merger, together with the other transactions contemplated by the Merger Agreement, are referred to herein as the "Transactions").

         At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held by FACO, the Company or any direct or indirect subsidiary thereof) will be converted into the right to receive 0.04 shares of Class A Common Stock of Parent, par value $0.001 per share ("Class A Stock"), subject to certain adjustments. All such Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, other than the right to receive Class A Stock and cash in lieu of fractional shares of Class A Stock.

         Immediately after the Effective Time, FACO and its affiliates collectively will own 80% and the Company and the Company's stockholders (including the Reporting Person) collectively will own 20% of the number of issued and outstanding equity securities of Parent. All of the shares of Parent issued to FACO and its affiliates in the Transaction will be in the form of Class B Common Stock of Parent, par value $0.001 per share ("Class B Stock"). The Class A Stock will have one vote per share and Class B Stock will have 10 votes per share at the closing of the Transactions.

         The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, including shareholder approval, regulatory approvals and other customary closing conditions. Prior to the Effective Time, FACO or the Company may terminate the Merger Agreement under certain conditions, in each case as set forth in the Merger Agreement.

         Upon consummation of the Merger, (i) the Shares will be delisted from the Nasdaq National Market and will no longer be publicly traded and (ii) Class A Stock is expected to be listed on the Nasdaq National Market.

         Upon consummation of the Merger, (i) the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation, each to hold office in accordance with the charter and bylaws of the Surviving Corporation; (ii) the officers of Merger Sub immediately prior to the Effective Time will be the officers of the Surviving Corporation, each to hold office in accordance with the charter and bylaws of the Surviving Corporation; (iii) the charter of the Company, as in effect immediately prior to the Effective Time, will be the charter of the Surviving Corporation; and
(iv) the bylaws of the Company, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation.

         Because approval of the Company's stockholders is required by applicable law in order to consummate the Merger, the Company has agreed to submit the Merger to its stockholders for approval. As a condition to entering into the Merger Agreement and consummating the transactions contemplated thereby, FACO required the Reporting Person to enter into a voting agreement, dated as of December 13, 2002, between FACO and the Fund (the "Voting Agreement"), relating to 52,529,702 shares of Common Stock (the "Subject Shares").

         Pursuant to the Voting Agreement, the Reporting Person has agreed, among other things, at any meeting of holders of Shares (including at the Company's meeting of stockholders to be held to vote on the Merger), (i) to take such actions as are necessary to vote or cause to be voted, in person or by proxy, all of the Subject Shares in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Voting Agreement and any actions reasonably required in furtherance thereof and (ii) not vote or cause or permit to be voted any of the Subject Shares in favor of any Takeover Proposal (as defined in the Voting Agreement) or any other action or agreement that would in any manner impede, frustrate, prevent or nullify any of the transactions contemplated by the Merger Agreement, including, without limitation, the Merger, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Company's or FACO's obligations under the Merger Agreement not being fulfilled. Accordingly, at the Company's meeting of stockholders to be held to vote on the Merger, the affirmative vote of such Shares, which constitute 54.1% of the issued and outstanding Shares as of the date of this Statement, will be sufficient to approve the Merger regardless of the votes cast by the other stockholders of the Company.

         In addition, among other things, the Reporting Person agreed not to
(i) transfer, or consent to any transfer of, any or all of the Subject Shares, or any interest therein, if such Transfer would result in the Reporting Person no longer having the power to vote the Subject Shares on the Merger, (ii) enter into any contract, option or other agreement or understanding with respect to any such transfer of any or all of the Subject Shares, or any interest therein, if the entering into or performance of any such contract, option or other agreement or understanding would result in the Reporting Person no longer having the power to vote the Subject Shares in favor of the Merger, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Subject Shares (other than for the purpose of fulfilling the terms of the Voting Agreement), (iv) deposit the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares, other than pursuant to the Voting Agreement or (v) take any other action that would in any way restrict, limit or interfere in any material respect with the performance of the Reporting Person's obligations under the Voting Agreement or the transactions contemplated by the Voting Agreement or the Merger Agreement.

         The Voting Agreement will terminate upon the earlier to occur of (a) termination of the Merger Agreement in accordance with its terms and (b) the consummation of the transactions contemplated by the Merger Agreement.

         Concurrently with the signing of the Merger Agreement, FACO, the Reporting Person and Parent entered into a Stockholders Agreement, dated December 13, 2002 (the "Stockholders Agreement"). The Stockholders Agreement provides, among other things, that so long as the Reporting Person and its affiliates own 75% of all the shares of Class A Stock issued to the Reporting Person and its affiliates at the closing of the Merger, FACO agrees to vote, and to cause its affiliates to vote, all of the shares of Parent as is necessary to (a) ensure the size of the board of directors of Parent consists of no more than 10 directors and (b) cause to the election of such board one representative designated by the Reporting Person, who initially shall be Lawrence D. Lenihan, Jr. In addition, among other things, the Stockholder Agreement also grants the Reporting Person and its affiliates certain demand and piggy-back registration rights in respect of the Class A Stock, and the right of the Reporting Person to tag-along in respect of certain transfers of shares of Parent by FACO or any of its affiliates, in each case on the terms described therein.

         The Merger Agreement, the Voting Agreement and the Stockholders Agreement are incorporated herein by reference as Exhibits 1, 2 and 3, respectively, and the description herein of such agreements are qualified in their respective entireties by reference to such agreements.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Statement is amended and restated in its entirety as follows:

         (a) As of the date hereof, the Reporting Person beneficially owns in the aggregate 55,037,924 Shares. These Shares represent approximately 55.3% of the Shares that the Reporting Person believes to be outstanding if the Series A-1 Warrant, the Common Stock Warrant, the Additional Common Stock Warrant, the Supplemental Warrant, and the vested portion of both the Previous Options and the New Option were exercised into Shares and are based on 96,992,327 Shares outstanding as of December 13, 2002, as represented by the Company in the Merger Agreement. All of such Shares, the Series A-1 Warrant, the Common Stock Warrant, the Additional Common Stock Warrant, the Supplemental Warrant, the Previous Options and the New Option are held of record by the Fund.

         (b) Except for the information set forth or incorporated by reference in Item 4, which is incorporated herein by reference, the Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the 55,037,924 Shares.

         (c) Except for the information set forth or incorporated by reference in Item 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Shares during the past 60 days.

         (d) To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Shares beneficially owned by such Reporting Person.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Statement is amended by adding the following paragraphs thereto:

         The information set forth, or incorporated by reference, in Items 3, 4 and 5 (including the Merger Agreement, the Voting Agreement and the Stockholders Agreement) above is incorporated herein by reference.

         Except as described in the Statement, the Merger Agreement, the Voting Agreement and the Stockholders Agreement, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) betwen the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 --      Agreement and Plan of Merger, dated as of December 13, 2002, by and among The First American Corporation, US SEARCH.com
                  Inc., First Advantage Corporation and Stockholm Seven Merger
                  Corp. (Exhibit 2.1 to the Company's Current Report on Form
                  8-K, dated December 13, 2002 (filed December 16, 2002), is incorporated herein by reference).

Exhibit 2 --      Voting Agreement, dated as of December 13, 2002, by and
                  between The First American Corporation and Pequot Private
                  Equity Fund II, L.P. (Exhibit 2.2 to the Company's Current
                  Report on Form 8-K, dated December 13, 2002 (filed December
                  16, 2002), is incorporated herein by reference).

Exhibit 3 --      Stockholders Agreement, dated as of December 13, 2002, by
                  and among The First American Corporation, Pequot Private
                  Equity Fund II, L.P. and First Advantage Corporation
                  (Exhibit 2.3 to the Company's Current Report on Form 8-K, dated December 13, 2002 (filed December 16, 2002), is incorporated herein by reference).

                                   SIGNATURE

         After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 16, 2002

                                            Pequot Capital Management, Inc.

                                            By: /s/ Kevin E. O'Brien

                                            Kevin E. O'Brien, General Counsel